UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the fiscal year ended December 31, 2003.

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the transition period from to .

Commission File Number: 0-16284

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

TechTeam Global Retirement Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

TechTeam Global, Inc.
27335 W. 11 Mile Road
Southfield, MI 48034

TechTeam Global Retirement Savings Plan

Audited Financial Statements and Supplemental Schedule

Report of Independent Registered Public Accounting Firm

Plan Administrator
TechTeam Global Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of the TechTeam Global Retirement Savings Plan as of December 31, 2003 and 2002 and the related statement of changes in net assets available for benefits for the year ended December 31, 2003. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2003 and 2002, and the changes in its net assets available for benefits for the year ended December 31, 2003, in conformity with United States generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2003 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP
Detroit, MI

June 21, 2004

TechTeam Global Retirement Savings Plan

Statements of Net Assets Available for Benefits

	December 31
	2003	2002
Assets
Investments, at fair value:
Pooled separate accounts	$7,893,276	$—
TechTeam Global, Inc. common stock	3,964,318	4,312,386
Mutual funds	—	5,886,345
Participant loans	242,358	197,587

Total investments	12,099,952	10,396,318
Cash, non-interest bearing	—	63,082
Contributions receivable:
Participants	61,362	52,151
Employer	—	10,825

Total contributions receivable	61,362	62,976

Total assets	12,161,314	10,522,376
Liability
Refundable contributions	7,386	—

Net assets available for benefits	$12,153,928	$10,522,376

See accompanying notes.

TechTeam Global Retirement Savings Plan

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2003

Additions
Investment income:
Net appreciation in fair value of investments	$1,052,393
Dividend and interest	37,257

Total investment income	1,089,650
Contributions:
Participants	1,628,557
Employer	306,892
Rollover	144,164

Total contributions	2,079,613

Total additions	3,169,263
Deductions
Benefits paid to participants	1,462,082
Administrative fees	75,629

Total deductions	1,537,711

Net increase in net assets available for benefits	1,631,552
Net assets available for benefits at beginning of year	10,522,376

Net assets available for benefits at end of year	$12,153,928

See accompanying notes.

TechTeam Global Retirement Savings Plan

Notes to the Financial Statements

December 31, 2003

1. Description of the Plan

The following description of the TechTeam Global Retirement Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering all eligible full-time employees of TechTeam Global, Inc. (the “Company”) and its domestic subsidiaries. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Contributions

Participants may contribute up to 75% of pretax annual compensation, as defined in the Plan document, subject to the legislated limitations. Participants may also contribute amounts representing distributions from other qualified plans. A participant may direct their contributions to any of the Plan’s fund options.

The Company may make discretionary matching contributions to the Plan, which are made in the form of Company stock. Participants cannot redirect Company contributions to other fund options. The Company made matching contributions up to 35% of the first 4% of a participant’s base compensation in 2003. The Company suspended matching contributions in 2004.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of the Company’s contributions, investment earnings, and Plan expenses. Allocations are based on participant earnings or account balances, as defined.

Vesting

Participants are immediately vested in their contributions. Participants become fully vested in Company contributions upon completion of one year of service. Participants also become fully vested upon death, disability, or retirement at designated ages.

TechTeam Global Retirement Savings Plan

Notes to the Financial Statements (continued)

1. Description of the Plan (continued)

Forfeitures

No forfeitures were used to reduce the Company’s contribution to the Plan in 2003. At December 31, 2003 and 2002, forfeited account balances totaled $68,923 and $66,724, respectively.

Loans to Participants

Participants may borrow from their fund accounts a minimum of $1,000 and up to a maximum of the lesser of $50,000 or 50% of their vested account balance. Loan terms range from 1-5 years or up to 25 years for the purchase of a primary residence. The loans are secured by the participant’s account balance and bear interest at a rate commensurate with local prevailing rates as determined quarterly by the Plan administrator. Principal and interest are paid ratably through monthly payroll deductions.

Payment of Benefits

A participant will receive a lump-sum distribution equal to the value of his or her account upon termination of service, death, disability, or retirement. The benefit to which a participant is entitled is the benefit that can be provided from the vested value of the participant’s account.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of termination, the amount in each participant’s account would become 100% vested and be distributed to each participant in accordance with distribution policies set forth in the Plan.

Fees and Expenses

All expenses incurred by the Plan, consisting primarily of administrative costs, are paid by the Plan.

TechTeam Global Retirement Savings Plan

Notes to the Financial Statements (continued)

2. Summary of Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with United States generally accepted accounting principles requires management to make estimates that affect the amounts reported and disclosed in the financial statements and accompanying notes. Actual results could differ from those estimates.

Investments

Investments consist of pooled separate accounts, mutual funds, and TechTeam Global, Inc. common stock and are stated at fair value. The fair value of participation units owned by the Plan in pooled separate accounts is based on quoted redemption values on the last business day of the Plan year. The fair value of mutual funds are based on quoted market prices on the last business day of the Plan year. Participant loans are stated at the amount of their outstanding balance, which approximates fair value. The TechTeam Global Stock Fund is administered as a pooled separate account.

Purchases and sales of securities are recorded on a trade-date basis. Interest and dividend income are recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

3. Nonparticipant-Directed Investments

Information about the significant components of changes in assets relating to the TechTeam Global Stock Fund (a nonparticipant-directed investment) is as follows:

Balance at December 31, 2002	$4,312,386
Employer contributions	306,892
Participant contributions	124,713
Decrease in contributions receivable	12,246
Depreciation in fair value of investment	(306,501)
Interest income	903
Benefits paid to participants	(366,403)
Transfers out	(93,555)
Administrative fees	(26,363)

Balance at December 31, 2003	$3,964,318

TechTeam Global Retirement Savings Plan

Notes to the Financial Statements (continued)

4. Investments

Investments that represent 5% or more of fair value of the Plan’s net assets available for benefits are as follows:

	December 31
	2003	2002
TechTeam Global Stock Fund *	$3,964,318	$4,312,386
SEI Stable Asset Fund	1,496,411	—
Investment Company of America	1,061,394	—
Lord Abbett MidCap Value Fund	1,032,077	—
Growth Fund of America	890,766	—
Hartford Index HLS Fund	780,347	—
Janus Advisor Capital Appreciation Fund	626,065	—
Hartford MidCap HLS Fund	611,065	—
CCTC Stable Value Pension Fund	—	1,461,729
Fidelity Spartan US Equity Index	—	598,278
Fundamental Investors Fund	—	823,186
Strong Opportunity Fund	—	875,177

     * Denotes nonparticipant-directed investment

During 2003, the Plan’s investments appreciated (depreciated) in fair value as follows:

Pooled separate accounts	$733,755
Mutual funds	625,139
TechTeam Global Stock Fund	(306,501)

$1,052,393

TechTeam Global Retirement Savings Plan

Notes to the Financial Statements (continued)

5. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

6. Tax Status

The Plan has not received a determination letter from the Internal Revenue Service stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”). However, the plan administrator believes that the Plan has been designed to comply with and is operating in accordance with the requirements of the Code and, therefore, believes the Plan is qualified and the related trust is exempt from taxation.

TechTeam Global Retirement Savings Plan

EIN: 38-2774613       Plan: 001

Schedule H, Line 4i—Schedule of Assets (Held at End of Year)

December 31, 2003

	Description of Investment
	Including Maturity Date,
Identity of Issue, Borrower	Rate of Interest, Collateral,		Current
or Similar Party	Par or Maturity Value	Cost	Value
The Hartford Group	SEI Stable Asset Fund	***	$1,496,411
The Hartford Group	Investment Company of America	***	1,061,394
The Hartford Group	Lord Abbett MidCap Value Fund	***	1,032,077
The Hartford Group	Growth Fund of America	***	890,766
The Hartford Group	Hartford Index HLS Fund	***	780,347
The Hartford Group	Janus Advisor Capital Appreciation Fund	***	626,065
The Hartford Group	Hartford MidCap HLS Fund	***	611,065
The Hartford Group	PIMCO Total Return Fund	***	346,755
The Hartford Group	American Europacific Growth Fund	***	333,860
The Hartford Group	American Balanced Fund	***	231,170
The Hartford Group	AIM Small Cap Growth Fund	***	223,240
The Hartford Group	Washington Mutual Investment Fund	***	118,350
The Hartford Group	Franklin Templeton Balance Sheet Investment Fund	***	65,731
The Hartford Group	Franklin Templeton Growth Target Fund	***	25,030
The Hartford Group	Franklin Templeton Moderate Target Fund	***	19,643
The Hartford Group	Franklin Templeton Foreign Fund	***	18,373
The Hartford Group	Franklin Templeton Cons Target Fund	***	12,999
* Participants	Loans to participants at interest rates ranging from
	6% to 10.5%, with various maturity dates	n/a	242,358
** TechTeam Global, Inc.	TechTeam Global Stock Fund	$2,304,422	3,964,318

			$12,099,952

*	Party-in-interest

**	Party-in-interest, nonparticipant-directed fund

***	Cost is not required for participant-directed investments

SIGNATURES

The Plan.	Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustee of the TechTeam Global, Inc. 401(k) Retirement Savings Plan has duly caused this annual Report to be signed on its behalf by the undersigned hereunto duly authorized, in the City of Southfield and the State of Michigan, this 28th day of June 2004.

TECHTEAM GLOBAL, INC.
By:	/s/ Heidi K. Hagle
Vice President, Human Resources

Typed Name: Heidi K. Hagle
Title: Vice President, Human Resources

EXHIBIT INDEX

No.	Description
Exhibit 23.1	Consent of Independent Registered Public Accounting Firm
Exhibit 31.1	Certification